Exhibit 10.3
EXECUTION COPY
Tripath Imaging, Inc.
780 Plantation Drive
Burlington, NC 27215
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417
September 8, 2006
Stephen P. Hall
780 Plantation Drive
Burlington, NC 27215
Dear Steve:
     As you are aware, TriPath Imaging, Inc. (the “Company”), a Delaware corporation, is contemplating the sale to Becton, Dickinson and Company (the “Sale”) of the approximately 93.5% of the outstanding shares of the Company that Becton, Dickinson and Company (“BD”) does not already own. As a result of the Sale, the Company will become a wholly-owned subsidiary of BD.
     On behalf of the Company, I am pleased to offer you the opportunity to earn a retention bonus in connection with the successful completion of the Sale and your continued employment by the Company and its affiliates (the “BD Group”) for eighteen (18) months following the completion of the Sale (such period, the “Retention Period”), the terms of which are outlined below.
     Notwithstanding anything herein to the contrary, in the event that the Sale does not occur on or before the first anniversary of the date of this letter agreement, this letter agreement will terminate and be of no further force and effect and you will have no rights to earn the retention bonus hereunder after such time; provided, however, that in such event, you will continue to be covered by the change in control agreement entered into with the Company, dated June 26, 2006 (the “Change in Control Agreement”).
     This agreement is without prejudice to the success bonus (the “Success Bonus”) you will receive from the Company under the success bonus letter agreement entered into between you and the Company, dated September 8, 2006. Further, the BD Group will provide you with a retention bonus opportunity after the completion of the Sale as follows:

1. ELIGIBILITY FOR THE RETENTION BONUS.
     (a) Subject to the successful completion of the Sale and your continued employment with the BD Group for the Retention Period, you shall be entitled to receive the retention bonus; provided, however, that if your employment with the BD Group is terminated (i) due to death, (ii) by the BD Group without “Cause” (as defined below), or (iii) by you for “Good Reason” (as defined below), prior to the end of the Retention Period, you shall also become entitled to receive payment of the retention bonus, in the form described in Section 1(g) below.
     (b) “Cause”. For the purpose of this letter agreement, the BD Group shall have “Cause” to terminate your employment upon:
          (i) The willful and continued failure by you substantially to perform your duties with the BD Group (other than any such failure resulting from your incapacity due to physical or mental illness or any failure resulting from your terminating your employment with the BD Group for “Good Reason”);
          (ii) Willful gross misconduct or dishonesty, including fraud or embezzlement related to the performance of your duties with the BD Group or that which would be reasonably likely to cause, as determined in good faith by the Board of Directors of BD (the “Board”): (A) a material adverse affect on the business or reputation of the BD Group, or (B) expose the BD Group to a material risk of civil or criminal legal damages, liabilities or penalties; or
          (iii) Conviction (or a plea of guilty or no contest) of a felony or a crime involving moral turpitude.
     (c) “Good Reason”. You may terminate your employment with the BD Group for Good Reason. For purposes of this letter agreement, “Good Reason” shall mean without your express written consent:
          (i) A reduction by the BD Group in your base salary as in effect immediately prior to the completion of the Sale;
          (ii) Any requirement by the BD Group that the location at which you perform your principal duties for the BD Group be changed to a new location that is more than 100 miles from the location at which you perform your principal duties for the Company immediately prior to the completion of the Sale;
          (iii) The substantial and continued reduction of your duties with the Company from those duties set forth on Exhibit A or a substantial and continued requirement that you perform duties that are materially inconsistent with and which would have a material adverse impact on your title or duties from the title or duties set forth on Exhibit A; or
          (iv) The material diminution of your bonus opportunity under the bonus plan in place for the Company following the completion of the Sale.
     (d) Notice of Termination. Any termination (i) due to Disability, (ii) by the BD Group without Cause, or (iii) by you for Good Reason shall be communicated by written Notice of Termination to the other party hereto. For purposes of this letter agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this letter agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis of your termination under the provision so indicated. If you are terminating your employment for Good Reason, the Notice of Termination shall be delivered to BD with a copy to the Company within thirty (30) days following the date on which the facts and circumstances existed that gave rise to your right to terminate your employment for Good Reason and at least ten (10) business days prior to your proposed Date of Termination. Such notice shall indicate the specific provision or provisions in this letter agreement upon which you have relied to make such determination and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for such determination. If the facts and circumstances that give rise to your right to terminate for Good Reason present a curable condition, the BD Group shall have ten (10) business days after receipt of the Notice of Termination to cure such condition.
     (e) Date of Termination. “Date of Termination” shall mean:
          (i) If this letter agreement is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the performance of your duties on a full-time basis during such thirty (30) day period);
          (ii) If your employment is terminated by you for Good Reason, the date specified in the Notice of Termination, which shall be no less than ten (10) business days after the date on which the Notice of Termination is delivered; and
          (iii) If your employment is terminated for any other reason, the date on which a Notice of Termination is given (or, if a Notice of Termination is not given, the date of such termination).
     (f) “Disability”. If you are unable to engage in any substantial gainful activity as a result of your incapacity due to a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, you shall be deemed “disabled” for purposes of this Agreement by (A) the institution appointed by the BD Group to administer the Company’s long-term disability plan (or successor plan) for your benefit or, (B) in the absence of such an institution or in the event that you are not covered by a long-term disability plan of the BD Group, BD acting in good faith.
     (g) Form of Distribution. All payments described in Section 2 shall be made in the form and on the schedule set forth below.
          (i) All payments described in Sections 2 and 3, other than payments on account of death, shall be paid in cash by the Company to you in accordance with the Company’s regular payroll practices, less applicable tax withholding, beginning with the first regular pay date after the date that is six (6) months after your Date of Termination. The first payment shall be equal to the total amount that you would have received during the first six (6) months after your Date of Termination if payments had been made during the six (6) month period after your Date of Termination assuming payments would have been pro-rata over eighteen (18) months.

Thereafter, payments shall be made pro-rata over the twelve (12) month period beginning with your first payment.
          (ii) All payments described in Sections 2 and 3 payable on account of death shall be paid in accordance with the Company’s regular payroll practices applicable to you for a period of twelve (12) months following your death, with the remaining balance paid in a lump sum at the end of the twelfth month following your death, less applicable tax withholding, beginning with the next regular pay date applicable to you following your death.
2. PAYMENT OF RETENTION BONUS.
     As soon as practicable following the last day of the Retention Period (or earlier, as provided in Section 1(a) above), the Company will pay you a retention bonus in an amount which is equal to $439,389 (the “Retention Bonus”), plus an amount equal to 100% of your target bonus for the fiscal year in which the Retention Bonus is paid, pro-rated for the number of days worked by you during such fiscal year, including the date on which the Retention Bonus is paid (the “Pro-Rata Bonus”), provided that you are still employed by the BD Group on such date (except as otherwise permitted under Section 1(a) above), and provided further that, to the extent you receive the Pro-Rata Bonus and remain employed by the BD Group for such fiscal year in which the Retention Bonus is paid and are entitled to a bonus for such fiscal year, the Company shall be entitled to offset any bonus amount paid in respect of such fiscal year by the Pro-Rata Bonus.
3. TERMINATION OF EMPLOYMENT.
     (a) In the event that your employment with the BD Group is terminated due to death, during the Retention Period, in addition to receiving the Retention Bonus pursuant to Section 1(a) above, you shall be entitled to receive an amount equal to one hundred percent (100%) of your target bonus for the fiscal year in which the Date of Termination occurs, pro rated for the number of days worked by you during such fiscal year, including the Date of Termination.
     (b) If, during the Retention Period, you shall fail to perform your duties hereunder as a result of incapacity due to Disability, you shall (i) continue to receive your full base salary at the rate then in effect until your Date of Termination (and, if the Company maintains a long-term disability plan, you shall be eligible for coverage thereunder in accordance with the terms thereof and subject to the satisfaction of all applicable conditions, including without limitation the timely filing of a notice of claim) and (ii) continue to be eligible to receive the health care benefits under COBRA and other insurance benefits, as described in and in accordance with Section 3(d) below.
     (c) If, during the Retention Period, your employment shall be terminated for Cause, the Company shall pay you for your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given and the Company shall have no further obligations to you under this letter agreement.
     (d) In the event that your employment with the BD Group is terminated (i) by the BD Group without Cause or (ii) by you for Good Reason, during the Retention Period, in addition to receiving the Retention Bonus pursuant to Section 1(a) above, you shall be entitled to receive (x) an amount equal to one hundred percent (100%) of your target bonus for the fiscal year in which the Date of Termination occurs, pro-rated for the number of days worked by you during such fiscal year, including the Date of Termination and (y) an amount equal to the cost of providing, for eighteen (18) months, (A) group health care benefits to you and your eligible dependents at the applicable employee premium rate in effect at the time of your termination of employment and (B) group term life insurance and accidental death and dismemberment coverage substantially similar to the coverage in effect immediately prior to your termination of employment.
     You shall not be required to mitigate the amount of any payment provided for in this Section 3 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 3 be reduced by any compensation earned by you as the result of employment by another employer after the Date of Termination, or otherwise, except to the extent provided for herein.
     The payments and other benefits described in this Section 3 shall be the only payments you are to receive in the event of a termination of your employment following the completion of the Sale and you agree you shall not be entitled to any additional payments or benefits not otherwise described in this letter agreement (other than the Success Bonus).
     You hereby acknowledge and agree that you are not eligible to be a “Participant” in the TriPath Imaging, Inc. Employee Retention Plan. Any payments or benefits received under this letter agreement shall not be taken into account for purposes of determining benefits under any other employee benefit plan of the BD Group, except to the extent required by law, or as otherwise expressly provided by the terms of such other plan.
4. CERTAIN ADDITIONAL PAYMENTS BY THE COMPANY.
     (a) In the event it shall be determined that any payment or benefit received or to be received by you (whether paid or payable or distributed or distributable or provided pursuant to the terms of this letter agreement or otherwise, including, without limitation, payments or benefits arising from the acceleration of stock options and/or stock appreciation rights and the Success Bonus but determined without regard to any additional payments required under this Section 4) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Code”), taking into account all such payments to you as are required to be taken into account for purposes of the excise tax imposed by Section 4999, or in the event that any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then you shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after the payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.
     (b) Notwithstanding the foregoing provisions of Section 4(a), if it shall be determined that you are entitled to a Gross-Up Payment, but that you, after taking into account the Payments and the Gross-Up Payment, would not receive a net after-tax benefit of at least $50,000 (taking into account both income taxes and any Excise Tax) as compared to the net after-tax proceeds to you resulting from an elimination of the Gross-Up Payment and a reduction of the Payments, in the aggregate, to an amount (the “Reduced Amount”) such that the receipt of Payments would not give rise to any Excise Tax, then no Gross-Up Payment shall be made to you and the Payments, in the aggregate, shall be reduced to the Reduced Amount.
     (c) All determinations required to be made under this Section 4, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by BD’s independent auditors or such other certified public accounting firm as may be designated by BD and reasonably acceptable to you, which acceptance will not be unreasonably withheld (the “Accounting Firm”) which shall provide detailed supporting calculations to both BD and you within fifteen (15) business days of the receipt of notice from you that a Payment has been made or will be required, or such earlier time as is requested by BD. All fees and expenses of the Accounting Firm shall be borne by BD.
     (d) Any Gross-Up Payment shall be paid by the Company to you within ten (10) business days of the receipt of the Accounting Firm’s determination, but in no event earlier than the six month anniversary of your termination of employment from the Company and its affiliates if the Gross-Up Payment is due because of your termination of employment for a reason other than death. Any determination by the Accounting Firm shall be binding upon BD and you. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that BD exhausts its remedies pursuant to Section 4(e) and you thereafter are required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for your benefit.
     (e) You shall notify BD in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practical but no later than ten (10) business days after you are informed in writing of such a claim and shall apprise BD of the nature of the claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which you give such notice to BD (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If BD notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall: (i) give BD any information reasonably requested by BD relating to such claim, (ii) take such action in connection with contesting such claim as BD shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by BD, (iii) cooperate with BD in good faith in order to effectively contest such claim, and (iv) permit BD to participate in any proceedings relating to such claim; provided, however, that BD shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such contest and payment of costs and expenses. Without limitation of the foregoing provisions of this Section 4(e), BD shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or to contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as BD shall determine; provided, however, that if BD directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify and hold the you harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, BD’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or other taxing authority.
     (f) If, after the receipt by you of an amount advanced by the Company pursuant to Section 4(e), you become entitled to receive any refund with respect to such a claim, you shall (subject to the Company’s complying with the requirements of Section 4(e)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by you of an amount advanced by the Company pursuant to Section 4(e), a determination is made that you shall not be entitled to any refund with respect to such claim and BD does not notify you in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.
     (g) If, pursuant to regulations issued under Section 280G or 4999 of the Code, BD and you are required to make a preliminary determination of the amount of an excess parachute payment and thereafter a redetermination of the Excise Tax is required under the applicable regulations, the parties shall request the Accounting Firm to make such redetermination. If as a result of such redetermination an additional Gross-Up Payment is required, the amount thereof shall be paid by the Company to you within five (5) business days of the receipt of the Accounting Firm’s determination, but in no event earlier than the six month anniversary of your termination of employment with the Company and its affiliates if the additional Gross-Up Payment is due because of your termination of employment for a reason other than death. If the redetermination of the Excise Tax results in a reduction of the Excise Tax, you shall take such steps as BD may reasonably direct in order to obtain a refund of the excess Excise Tax paid. If BD determines that any suit or proceeding is necessary or advisable in order to obtain such refund, the provisions of Section 4(e) hereof relating to the contesting of a claim shall apply to the claim for such refund, including, without limitation, the provisions concerning legal representation, cooperation by you, participation by BD in the proceedings and indemnification by BD. Upon receipt of any such refund, you shall promptly pay the amount of such refund to the Company. If the amount of the income taxes otherwise payable by you in respect of the year in which you make such payment to the Company is reduced as a result of such payment, you shall, no later than the filing of your income tax return in respect of such year, pay the amount of such tax benefit to BD. In the event there is a subsequent redetermination of your income taxes resulting in a reduction of such tax benefit, the Company shall, promptly after receipt of notice of such reduction, pay to you the amount of such reduction. If BD objects to the calculation or recalculation of the tax benefit, as described in the preceding two sentences, the Accounting Firm shall make the final determination of the appropriate amount. You shall not be obligated to pay to the Company the amount of any further tax benefits that may be realized by you as a result of paying to the Company the amount of the initial tax benefit.
     (h) Nothing in this Section 4 is intended to violate the Sarbanes-Oxley Act and to the extent that any advance or repayment obligation hereunder would do so, such obligation shall be modified so as to make the advance a nonrefundable payment to you and the repayment obligation null and void.
5. CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.
     You, by your execution hereof, (i) hereby irrevocably submit to the exclusive jurisdiction of the federal courts (or, to the extent jurisdiction is not permitted, the state courts) of the State of North Carolina for the purpose of any claim or action arising out of or based upon this letter agreement or relating to the subject matter hereof, (ii) hereby waive, to the extent not prohibited by applicable law, and agree not to assert by way of motion, as a defense or otherwise, in any such claim or action, any claim that you are not subject personally to the jurisdiction of the above-named courts, that your property is exempt or immune from attachment or execution, that any such proceeding brought in the above-named court is improper, or that this letter agreement or the subject matter hereof may not be enforced in or by such courts, and (iii) hereby agree not to commence any claim or action arising out of or based upon this letter agreement or relating to the subject matter hereof other than before the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such claim or action to any court other than the above-named courts whether on the grounds of inconvenient forum or otherwise. You hereby consent to service of process in any such proceeding in any manner permitted by North Carolina law, and agree that service of process by registered or certified mail, return receipt requested, at your address specified on the first page hereof is reasonably calculated to give actual notice. You hereby irrevocably waive any right to a trial by jury in any action, suit, or other proceeding arising under or relating to any provisions of this letter agreement.
6. OBLIGATIONS FOLLOWING THE COMPLETION OF THE SALE.
     You and the Company have previously entered into a Non-Competition Agreement, dated August 21, 2001 (the “Non-Competition Agreement”) and an Employee Non-Disclosure and Inventions Agreement dated August 21, 2001 (the “NDA”; the Non-Competition Agreement and the NDA collectively referred to as the “Prior Agreements”) both attached hereto on Schedule A, which impose upon you certain obligations including, but not limited to, non-competition with the Company, non-solicitation of employees and customers and confidentiality of Company information. Such Prior Agreements shall remain in full force and effect upon the execution of this letter agreement except that they shall be superseded by this letter agreement during the

Retention Period. If the Retention Period expires and you remain employed by the BD Group thereafter, this letter agreement shall have terminated and the Prior Agreements and their terms shall continue to govern your obligations during and following termination of your employment. Notwithstanding anything herein to the contrary, your right to receive any payments or benefits under this letter agreement shall be conditioned upon and subject to your compliance with your obligations as described in this Section 6, which obligations shall survive the termination or expiration of this Agreement according to their respective terms. You hereby agree that any breach of the provisions of this Section 6 by you will entitle the Company to terminate this letter agreement and to cease all payments and benefits hereunder. Any payments you may receive pursuant to the Prior Agreements shall offset on a dollar-for-dollar basis any obligations of the BD Group to make payments to you under this letter agreement.
     (a) Confidentiality.
          (i) Proprietary Information. In the course of your service to the BD Group, you will have access to confidential intellectual property, confidential specifications, know-how, inventions, testing methods, strategic or technical data, marketing research data, product research and development data, manufacturing techniques, financial performance, confidential customer lists, costs, sources of supply and trade secrets, names and addresses of the people and organizations with whom the BD Group have business relationships and such relationships, and special needs of customers of the BD Group, as well as other confidential business information, all of which are confidential and may be proprietary and are owned or used by the BD Group. Such information shall hereinafter be called “Proprietary Information” and shall include any and all items enumerated in the preceding sentence and coming within the scope of the business of the Company or its affiliates as to which you may have access, whether conceived or developed by others or by you alone or with others during the period of your service to the BD Group, whether or not conceived or developed during regular working hours. The term “Proprietary Information” also shall be deemed to include comparable information that BD Group have received belonging to others or which was received by the BD Group with any understanding that it would not be disclosed. Proprietary Information may be contained in various media, including without limitation, patent applications, computer programs in object and/or source code, flow charts and other program documentation, manuals, plans drawings, designs, technical and scientific specifications, laboratory notebooks, supplier and customer lists, internal financial and business data and other documents and records of the BD Group. Proprietary Information shall not include any information which (I) is in the public domain prior to the execution of the NDA and this Agreement, (II) entered the public domain after the time of its disclosure under the NDA or this Agreement through means other than an unauthorized disclosure resulting from an act or omission by you, (III) was independently developed or discovered by you prior to the time of disclosure under the NDA, or (IV) is required to be disclosed to comply with applicable laws or regulations, or with a court or administrative order, provided that BD is notified prior to such disclosure and has the opportunity to take any actions it deems appropriate to obtain confidential treatment for such disclosure and, if possible, to minimize the extent of such disclosure.
          (ii) You shall not during the term of your employment with the BD Group or any time thereafter, regardless of the reason for termination of your employment (x) disclose, directly or indirectly, any Proprietary Information to any person other than the Company or authorized employees thereof at the time of such disclosure, or such other persons to whom you have been specifically instructed to make disclosure by management of BD and in all such cases only to the extent required in the course of your service to the BD Group or (y) use any Proprietary Information, directly or indirectly, for your own benefit or for the benefit of any other person or entity.
          (iii) All notes, letters, documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of the BD Group and any copies, in whole or in part, thereof (collectively, the “Documents”), whether or not prepared by you, shall be the sole and exclusive property of the BD Group. You shall safeguard all Documents and shall surrender to BD at the time your employment terminates, or at such earlier time or times as management of BD may specify, all Documents then in your possession or control.
     (b) Non-Competition; Non-Hire; Non-Solicitation.
          (a) During for a period of eighteen (18) months commencing on the date of your termination of employment by the BD Group without Cause or by you for Good Reason (the “Restricted Period”), you will not engage or participate in, directly or indirectly, as principal, agent, employee, employer, consultant, investor or partner, or assist in the management of, or own any stock or any other ownership interest in (excluding ownership of not more than one (1%) percent of the voting stock of any publicly held corporation), any business which is Competitive with the Company or any company in the BD Group that engages in the same business as the Company (such companies shall collectively be referred to as the “Restricted Group”).
               (1) A business shall be considered “Competitive with the Restricted Group” if it is engaged in any business, venture or activity, or is developing any product, in the Restricted Area (as defined below) which competes, plans to compete or upon commercialization, would compete, with any business, product, venture or activity being developed, conducted or proposed to be conducted (as evidenced by any member of the Restricted Group’s internal written business plans or memoranda) by the Company, or any group, division or affiliate of the Company, determined as of the date of completion of the Sale.
               (2) The “Restricted Area” shall mean the United States of America, Canada, and any other geographic area where the Company, or any group, division or affiliate of the Company, is conducting, or has proposed to conduct (as evidenced by any member of the Restricted Group’s internal written business plans or memoranda), any business, venture or activity, determined as of the date of the completion of the Sale.
          (b) During the term of your employment and during the Restricted Period, you will not hire any officer, director, consultant, executive or employee of the Restricted Group, nor will you solicit or attempt to solicit any such person to leave his or her engagement with the Restricted Group. During the term of your employment and during the Restricted Period, you will not call upon, solicit, divert or attempt to solicit or divert from the Restricted Group any of their customers or suppliers or potential customers or suppliers of whose names you were aware during your employment with the Restricted Group.

          (c) During the Restricted Period you shall notify BD with a copy to the Company of any change of address and of any subsequent employment (stating the name and address of the employer and the nature of the position) or any other business activity.
     (ii) Non-Disparagement. During the term of your employment and for five (5) years thereafter, you shall not disparage, deprecate, or make any comments or take any other actions, directly or indirectly, that could reflect adversely on the BD Group or its officers, directors, employees or agents or adversely affect their business reputation or goodwill.
     (iii) Release and Waiver of Claims. Upon your termination of employment by the BD Group without Cause or by you for Good Reason, and in consideration of the benefits provided to you under the terms of this letter agreement, you hereby agree to execute the Release and Waiver of Claims attached hereto as Exhibit B, which Release and Waiver of Claims shall apply to claims that have arisen on or prior to the Date of Termination.
7. CONFLICT AMONG AGREEMENTS OR BENEFIT PLANS.
     In the event of any conflict between the provisions of this letter agreement and the terms of any other agreement, including, without limitation, the Change in Control Agreement and the Prior Agreements (except to the extent provided herein) or any benefit plan under which you are entitled to receive payments or benefits, or any agreement, instrument, other document or undertaking between you and the BD Group, unless otherwise specifically provided herein, the provisions of this letter agreement shall control.
8. DEDUCTION; WITHHOLDING; SET-OFF.
     Notwithstanding any other provision of this letter agreement, any payments or benefits hereunder shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company reasonably determines it should withhold pursuant to any applicable law or regulation. The amounts due and payable under Sections 3 and 4 shall at all times be subject to the right of set-off of the Company for any amounts or debts incurred and owed by you to the BD Group whether during your employment or after the Date of Termination.
9. LEGAL FEES.
     If any contest or dispute shall arise between you and the Company regarding or as a result of any provision of this letter agreement, the Company shall reimburse you for all reasonable attorney’s fees and legal expenses incurred by you up to a maximum of $30,000.00 in connection with such contest or dispute, but only if you are successful with respect to substantially all of your material claims pursued or defended in connection with such contest or dispute. Such reimbursement shall be made as soon as practicable following the final adjudication (not subject to further appeal) by a court or arbitrator, or by settlement of the dispute to the extent that the Company receives reasonable written evidence of such fees and expenses.
10. LITIGATION AND REGULATORY COOPERATION.

     You agree to cooperate fully with the Company or any related entity in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company or any related entity that relate to events or occurrences that transpired during your employment with the BG Group. Your full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the BG Group at mutually convenient times. In scheduling your time to prepare for discovery or trial, the BG Group shall attempt to minimize interference with any other employment obligations that you may have. You also shall cooperate with the BG Group in connection with any investigation or review of any foreign, federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while you were employed by the BG Group. The Company shall reimburse you for any lost wages and any necessary and reasonable travel and other expenses incurred in connection with any litigation and regulatory cooperation provided under this Section 10 after your Date of Termination. In the event that you are named personally in any legal proceeding relating to your activities on behalf of the BG Group, you will be eligible for indemnification to the extent permitted by the Company’s By-laws and other governance documents, as well as the Company’s liability insurance policies, as in effect at the time you make a claim for indemnification.
11. NOTICE.
     For the purpose of this letter agreement, notices and all other communications provided for in this letter agreement shall be in writing and shall be delivered to each party at each party’s respective address set forth on the first page of this letter agreement, and shall be deemed effectively given or delivered: (i) upon personal delivery to the party to be notified, (ii) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iii) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt; provided that all notices to the Company should be directed to the attention of the Chairman of the Board, with a copy to the General Counsel of BD and the Company.
12. ENTIRE AGREEMENT.
     Except for the Prior Agreements (to the extent provided herein) and the Success Bonus, this letter agreement represents the entire agreement of the parties with respect to the subject matter hereof and, except to the extent provided for herein, supersedes the Change in Control Agreement and, without any limitation, any other agreement between the parties with respect to such subject matter.
13. SUCCESSORS; BINDING AGREEMENT.
     (a) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to assume and agree to perform this letter agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this letter agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business or assets as aforesaid which assumes and agrees to perform this letter agreement by operation of law, or otherwise.
     (b) This letter agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
14. COUNTERPARTS.
     This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one in the same instrument.
15. MISCELLANEOUS.
     (a) Nothing contained in this letter agreement, nor any action taken hereunder, shall be construed as a contract of employment, or as giving you any right to be retained as an employee of the BD Group. Your employment will remain at-will and your obligations under this letter agreement shall not be affected by any change in your position, title or function with, or compensation by the Company. Except for the rights provided in Section 15(b), any right or obligation of the BD Group under this letter agreement shall only become effective on the completion of the Sale.
     (b) No provision of this letter agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing signed by each of you, BD and the Company.
     (c) No waiver by any of the parties hereto at any time of any breach by the another party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by any other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any time prior to subsequent time.
     (d) The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of North Carolina.
     (e) The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provision of this letter agreement, which shall remain in full force and effect.
     (f) Your rights to payments or benefits under this letter agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this Section 15(f) shall be void.
     (g) Notwithstanding anything herein to the contrary, (i) if at the time of your termination of employment with the Company and its affiliates you are a “specified employee” as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent the imposition of any accelerated or additional tax under Section

409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six months following your termination of employment with the Company and its affiliates (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to you hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax or result in an additional cost to the Company. BD and the Company shall consult with you in good faith regarding the implementation of the provisions of this Section 15(g); provided that neither the BD Group nor any of its employees or representatives shall have any liability to you with respect thereto.
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     If this letter agreement correctly sets forth our agreement on the subject matter hereof, kindly sign and return one originally executed letter to the Company, attention Robert E. Curry, and one originally executed letter to BD, attention Jeffrey Sherman and this letter agreement will then constitute the parties’ agreement on this subject.

Sincerely,

TRIPATH IMAGING, INC.

Name: Robert E. Curry
Title: Chairman of the Compensation Committee

BECTON, DICKINSON AND COMPANY

Name:
Title:
I acknowledge receipt and agree with the foregoing terms and conditions.

STEPHEN P. HALL

Stephen P. Hall